3/4/02



SECURITIES AND EXCHANGE COMMISSION

02006431

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45293



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BEAR AND BULL INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SILVER SPRING METRO PLAZA ONE, 8401 COLESVILLE ROAD, SUITE 135
(No. and Street)

SILVER SPRING	MARYLAND	20910-3321
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL A. JACKSON, SR., PRESIDENT 301-505-3443
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

*SEE ATTACHED EXEMPTIONS
(Name – *if individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, MICHAEL A. JACKSON, SR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BEAR AND BULL INVESTMENT CORPORATION, as of FEBRUARY 19, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn before me, in my presence this 19 day of February 2002, a Notary Public in and for the State of Maryland.

Mary A. Jackson
Notary Public
My commission expires May 1, 2005

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEAR AND BULL INVESTMENT CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

	As of	31-Dec 2001		31-Dec 2000
Assets				
Cash and cash equivalents	$	8,725	$	10,912
Securities Not Readily Marketable		3,300		3,300
Total Assets	$	12,025	$	14,212
Liabilities				
Total Liabilities		$0		$0
Shareholder's Equity				
Common Stock (par plus paid-in capital)*	$	7,150	$	7,150
Retained Earnings,		4,875		7,062
Total Shareholder's Equity		12,025		14,212
Total Liabilities and Shareholder's Equity	$	12,025	$	14,212
* Number of shares outstanding		5,000		5,000

BEAR AND BULL INVESTMENT CORPORATION

CONSOLIDATED STATEMENT OF INCOME (LOSS) and RETAINED EARNINGS

	As of	31-Dec 2001	31-Dec 2000
Revenue			
Commissions		$12,258	$17,133
Non-Commissions		$325	$360
Interest on Bank Accounts		$96	$131
Total Revenue		$12,679	$17,623
Expenses			
Expense repayment			
Depreciation and amortization			
Equipment Acquisitions			
Regulatory fees & expenses		($2,100)	($1,335)
Commission Expense		($4,133)	($8,700)
Taxes		($200)	$0
Accounting Fees		$0	$0
Miscellaneous Expenses		($1,936)	($1,657)
Communications Expenses		$0	($781)
Shipping Expenses		($127)	($7)
Bank/Other Service Charges		($120)	($349)
Total Expenses		($8,616)	($12,829)
Net Income		$4,063	$4,794
Retained Earnings,	12/31/00 and 12/31/99	$7,062	$2,568
Add: Net Income,		$4,063	$4,794
Less: Cash Dividends		($6,250)	($300)
Retained Earnings,	9/30/01 and 12/31/00	$4,875	$7,062

BEAR AND BULL INVESTMENT CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

As of	31-Dec 2001	31-Dec 2000
Net Income (Loss)	$4,063	$4,794
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$0	$0
(Decrease) increase in other assets	$0	$0
Net cash provided by operating activities	$4,063	$4,794
Investing Activities		
Equipment Acquisitions	$0	$0
Net cash used in investing activities	$0	$0
Cash Flows from Financing Activities		
Capital contributions	($6,250)	($300)
Net Cash Flows from Financing Activities	($6,250)	($300)
(Decrease) increase in cash and cash equivalents	($2,187)	$4,494
Cash and cash equivalents at beginning of year	$14,212	$9,718
Cash and cash equivalents at end of year	$12,025	$14,212

BEAR AND BULL INVESTMENT CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

	2001	2000
Stockholder's Equity, January 1	$14,212	$9,718
Total Revenue	$12,679	$17,623
Additions(Subtractions), incl non-conforming capital	($6,250)	($300)
Subtotal	$6,429	$17,323
Total Stockholder's Equity	$20,641	$27,041
Deduct Operating Expenses	($8,616)	($12,829)
Stockholder's Equity, December 31	$12,025	$14,212

BEAR AND BULL INVESTMENT CORPORATION

CONSOLIDATED NET CAPITAL COMPUTATION

As of	31-Dec 2001	31-Dec 2000
Assets		
Cash and cash equivalents	$8,725	$10,912
Securities Not Readily Marketable	$3,300	$3,300
Total Assets	$12,025	$14,212
Liabilities	$0	$0
Total Liabilities and Owners Equity	$12,025	$14,212
Less Haircuts	($3,311)	($3,311)
Net Capital	$8,714	$10,901

SIPC-3

(14 - REV 12/01)

SECURITIES INVESTOR PROTECTION CORPORATION

Certification of Exclusion From Membership

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

Name of Broker-Dealer, Address, Designated Examining Authority and 1934 Act registration number:

45293 NASD
BEAR AND BULL INVESTMENT CORP
d/b/a BEAR AND BULL INVESTMENTS
PO BOX 31138
BETHESDA, MD 20824-1138

Note: If any of the information shown on the mailing label requires correction, please so indicate on the form filed.

Name and telephone number of person to contact respecting this form:
Michael A. Jackson, Sr
301-505-3443

certifies that during the year ending December 31, 2002 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- ☒ (i) the distribution of shares of registered open end investment companies or unit investment trusts;
- ☒ (ii) the sale of variable annuities;
- ☐ (iii) the business of insurance;
- ☐ (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

State whether during the prior year this organization's business as a broker-dealer consisted exclusively of one or more of items (i) through (iv) above: Yes ☒ No ☐ (if inapplicable, please explain).

The following bylaw was adopted by the Board of Directors:

> Interest on Assessments. If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to assessments due, interest at the rate of 20% per annum on the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer 's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section 78ddd(c) of the SIPA.

FOR SIPC REVIEWER

DATES: ______ ______ ______
Postmarked Received Reviewed

Complete: ____________

Exceptions:

Disposition of Exceptions:

The broker or dealer submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 25th day of January, 2002

BEAR AND BULL INVESTMENT CORPORATION
(Name of Corporation, Partnership or other organization)



(Authorized signature)

President
(Title)

Return this completed form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Bear and Bull Investments
SEC File Number: 8-45293
CRD Number: 031188

Notes about the Financial Statements

Based upon the accompanying financial statements, in all material respects, the financial position of BEAR AND BULL INVESTMENTS as of December 31, 2001 and 2000, the attached Computation of Net Capital contains no material differences.

Summary of Exemptions to Rules

Based upon the Reg. § 240.17a5(e) (1) paragraph (i), BEAR AND BULL INVESTMENTS is exempt from the requirement that the annual report be covered by the opinion of an independent public account. (Note: although no formal statement is required with this filing, all statements were reviewed by an independent public accountant for material inadequacies.)

Based upon the Reg. § 240.15c3-3 paragraph (k), BEAR AND BULL INVESTMENTS is exempt from the Computation for Determining Rule 15c3-3 Reserve Requirements.

Based upon the Reg. § 240.15c3-3 paragraph (k), BEAR AND BULL INVESTMENTS is exempt from providing information relating to Possession or Control Requirements under Rule 15c3-3.

Based upon the NASD Notice to Members 89-25, which included a no action letter from the SEC which waives the preparation of the supplemental accountants report for any firm that has gross annual revenue of $500,000 or less, and the financial statements of BEAR AND BULL INVESTMENTS, the firm is exempt from submitting a SIPC Supplemental Report. A copy of form SIPC-3, filed with the SIPC office in Washington, DC earlier this year, has been included for your reference.

Bear and Bull Investments
SEC File Number: 8-45293
CRD Number: 031188

Additional Notes about the Financial Statements

Responsibility for the integrity and objectivity of the financial information presented in this Annual Audit Report of Financial Condition, rests with Bear and Bull Investments' (the Company) management. The accompanying financial statements have been prepared from accounting records which management believes fairly and accurately reflect the operations and financial position of the Company. Management has established a system of internal controls to provide reasonable assurance that assets are maintained and accounted for in accordance with its policies and that transactions are recorded accurately on the Company's books and records.

The financial statements of the Company as of December 31, 2001 and 2000, have been prepared in accordance with generally accepted accounting standards, including a review of financial reporting matters. Bear and Bull Investments asserts reasonable assurance that all statement prepared are free of material misstatements and contain no material inadequacies.

Michael A. Jackson

Michael A. Jackson,
President

Bear and Bull Investments
SEC File Number: 8-45293
CRD Number: 031188

Basis for Exemptions to SEC Reg. § 240.17a-5(d)(1)

Based upon SEC Reg. § 240.17a-5(e)(1)(i), BEAR AND BULL INVESTMENTS is exempt from the requirement that the annual report be covered by the opinion of an independent public account.

The basis for this exemption is that pursuant to the provisions of SEC Reg. § 240.15c3-3(k)(1), the firm's dealer transactions (as principal for his own account) are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interest or participations in an insurance company separate account, whether or not registered as an investment company.

The firm's broker (agent) transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interest or participations in an insurance company separate account, whether or not registered as an investment company.

Also, the firm promptly transmits all funds and delivers all securities received in connection with his activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Thus, since the securities business of Bear and Bull Investments (BBI) has been limited to acting as broker (agent) for an issuer in soliciting subscriptions for securities of such issuer, has promptly transmitted to such issuer all funds and promptly delivered to the subscriber all securities received in connection therewith, and has not otherwise held funds or securities for or owed money or securities to customers, pursuant to SEC Reg. § 240.17a-5(e)(1)(i) BBI has a reasonable basis for exemption to SEC Reg. § 240.17a-5(d)(1).

Michael A. Jackson

Michael A. Jackson,
President

Bear and Bull Investments
SEC File Number: 8-45293
CRD Number: 031188

Basis for Exemptions to Computation for Determining Rule 15c3-3 Reserve Requirements, Provision of Information Relating to Possession or Control Requirements under Rule 15c3-3, and Provision of the SIPC Supplemental Report

The securities business of Bear and Bull Investments (BBI) has been limited to acting as broker (agent) for an issuer in soliciting subscriptions for securities of such issuer. BBI has promptly transmitted to such issuer all funds and promptly delivered to the subscriber all securities received in connection therewith. Also, BBI has not otherwise held funds or securities for or owed money or securities to customers. Thus, pursuant to SEC Reg. § 240.15c3-3(k)(1), BEAR AND BULL INVESTMENTS is exempt from the Computation for Determining Rule 15c3-3 Reserve Requirements and is exempt from providing information relating to Possession or Control Requirements under Rule 15c3-3.

Based upon the NASD Notice to Members #89-25, which included a no action letter from the SEC which waives the preparation of the supplemental accountants report for any firm that has gross annual revenue of $500,000 or less. Thus in meeting this requirement, BEAR AND BULL INVESTMENTS is exempt from submitting a SIPC Supplemental Report. A copy of form SIPC-3, filed with the SIPC office in Washington, DC earlier this year, has been included for your reference.

Michael A. Jackson

Michael A. Jackson,
President